SAYONA MINING LIMITED
LEVEL 28, 10 EAGLE STREET
BRISBANE, QUEENSLAND 4000

Via EDGAR and Electronic Mail
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Office of Energy & Transportation
Attention: Yong Kim, Gus Rodriguez, Claudia Rios and Liz Packebush

RE:       Sayona Mining Limited
 Registration Statement on Form F-4
 Filed April 24, 2025
 File No. 333-286715
Ladies and Gentlemen:
On behalf of Sayona Mining Limited (“Sayona”), we submit via EDGAR for review by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 to Registration Statement on Form F-4 (including certain exhibits) (the “Amended Registration Statement”), which is being filed simultaneously with this response letter. The Amended Registration Statement reflects Sayona’s responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated May 7, 2025 regarding the above-reference Registration Statement on Form F-4 that Sayona filed on April 24, 2025 (the “Registration Statement”), and certain other updated information. For your convenience, Sayona is providing to the Staff a supplemental copy of the Amended Registration Statement marked to indicate the changes from the Registration Statement.
Set forth below are Sayona’s responses to the Staff’s comments. Sayona’s responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Amended Registration Statement.
Registration Statement on Form F-4
Risk Factors
Sayona ADS Holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, page 43
1.
We note your response to prior comment 15, including your added disclosure that Sayona believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the State of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. We further note that Section 7.6 of the Form of Deposit Agreement at Exhibit 4.1 does not refer to such jurisdiction as “nonexclusive.” Please revise to clarify this inconsistency or advise.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 43 of the Amended Registration Statement in response to the Staff’s comment.

Background of the Merger, page 73
2.
Please revise your Background section to discuss in greater detail the material changes between the merger agreement executed on November 18, 2024, and amendment no. 1 to the merger agreement, executed on April 22, 2025. Please also disclose which party sought to renegotiate the terms of the merger.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 79 to 83 of the Amended Registration Statement in response to the Staff’s comment.
3.
We note your response to prior comment 3 and reissue the comment in part. Please revise to expand your disclosure to discuss the underlying reasons for the equity raise agreements with Canaccord and RCF.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 82 of the Amended Registration Statement in response to the Staff’s comment.
Sayona Unaudited Pro Forma Combined Financial Information
Notes to the Unaudited Pro Forma Combined Financial Information
Note 2. Estimated Consideration and Preliminary Purchase Price Allocation, page 188
4.
We note that the purchase price of AUS 197,774 on page 189 subtracts out the buy-out of non-controlling interest in Sayona Quebec of AUS 61,248 and settlement of pre-existing contractual arrangements of AUS 203,733, which then equals AUS (67,247). Please address the following comments:

•	Tell us and disclose why the AUS (67,247) subtotal is presented, what this amount is meant to represent, and the purpose of its presentation.
RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that the subtotal was included because the acquisition of Piedmont by Sayona results in the acquisition of Piedmont’s non-controlling interest in Sayona Québec, which is already consolidated in Sayona’s financial statements, and the settlement of a pre-existing contractual arrangement between Piedmont and Sayona. Under IFRS, the acquisition of Piedmont by Sayona is treated as three elements that require separate accounting, being (i) the acquisition of a business under IFRS 3 Business Combinations, (ii) the acquisition of a non-controlling interest under IFRS 10 Consolidated Financial Statements and (iii) the settlement of a pre-existing contractual arrangement between Piedmont and Sayona. The acquisition of the non-controlling interest in Sayona Québec is an equity transaction in accordance with IFRS 10 Consolidated Financial Statements paragraphs 23 and B97. The purpose of the guidance in IFRS 3 Business Combinations paragraphs 51-52 and B51-B53 that results in the loss on settlement is to ensure that a transaction that in effect settles a pre-existing relationship between the acquirer and the acquiree is excluded from the accounting or the business combination. The fair value of the consideration transferred is allocated to each element on a relative fair value basis. In response to the Staff’s comment, we have removed the AUS (67,247) subtotal from this Note. Please see page 190 of the Amended Registration Statement.

•
Describe in detail what the “Settlement of pre-existing contractual arrangements” of AUS 203,733 represents and disclose the terms of the settlement. Also, explain why this amount is subtracted from the purchase price then added back in again when calculating the “Net gain from bargain purchase” as it appears to be a wash.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that prior to the acquisition of Piedmont by Sayona, the parties entered into a supply contract under which Sayona sold spodumene concentrate to Piedmont. At the date of the acquisition, the supply contract was AUS 203,773 unfavorable from the perspective of Sayona when compared with terms for current market transactions for the same or similar items. The value of the pre-existing contractual arrangement was derived as fair value based on discounted cashflows over the term of the supply contract. The term settlement is used because the pre-existing contractual arrangement is eliminated on consolidation as a result of the acquisition of Piedmont by Sayona. The acquisition of Piedmont by Sayona resulted in the settlement of the pre-existing contractual arrangement and allocation of AUS 203,773 of the purchase consideration to the settlement of this pre-existing contractual arrangement.
After the close of the transaction, the net gain from bargain purchase AUS (57,207) will be presented in the IFRS income statement of Sayona, with a note separately describing the settlement of the pre-existing contractual arrangement AUS 203,773 and the gain from bargain purchase AUS (260,980).
Please see page 190 of the Amended Registration Statement.
•
Confirm, if true, that the AUS 61,248 buy-out of non-controlling interests in Sayona Quebec represents the buy out of the 25% interest owned by Piedmont. If true, tell us how this amount was derived and how it relates to Piedmont’s recorded value of USD 70,172 for the 25% interest as of December 31, 2024.

RESPONSE: Sayona acknowledges the Staff’s comment and confirms to the Staff that the AUS 61,248 buy-out of the non-controlling interest in Sayona Québec represents the buy-out of the 25% interest in Sayona Québec owned by Piedmont. The AUS 61,248 was derived as fair value based on discounted expected future cashflows over the Sayona Québec life of operation. The allocation of purchase consideration to the buy-out of the non-controlling interest in Sayona Québec is derived on a different measurement basis, a different measurement date, and a different application of GAAP compared to Piedmont’s recorded value of USD 70,172 which was measured by applying the equity method in accordance with US GAAP.

•	Tell us why there is no bargain purchase gain recorded in the pro forma combined statement of operations for the six months ended December 31, 2024.
RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that the Basis of Preparation of the Unaudited Pro Forma Combined Financial Information states that “the unaudited pro forma combined statement of operations for the half year ended December 31, 2024 and year ended June 30, 2024 give effect to the transaction as if it had occurred on July 1, 2023, being the first day of Sayona’s last fiscal year.” In accordance with the stated Basis of Preparation, the net gain from bargain purchase of AUS 57,207 is recorded in Sayona’s unaudited pro forma combined statement of operations for the year ended June 30, 2024.
Comparison of Rights of Sayona Shareholders and Piedmont Stockholders Forum, page 238
5.
We note your disclosure that, under the Constitution, each member submits to the non-exclusive jurisdiction of the Supreme Court of Queensland, the Federal Court of Australia and the courts which may hear appeals from those courts. Please revise to include attendant risk factor disclosure addressing any increased costs to bring a claim, that such provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable, and any questions concerning enforceability. Your disclosure should also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 41 and 42 of the Amended Registration Statement in response to the Staff’s comment.
Change in Registrant’s Certifying Accountant, page 292
6.
We reviewed the revised disclosures made in response to comment 16. It appears that the following auditors have been engaged and provided you with services or will be engaged to provide services in the future:

•	Moore Australia Audit (QLD) Pty Ltd, referred herein as “Moore (QLD)”
•	Moore Australia Audit (WA), referred herein as “Moore (WA)”
•	Ernst & Young LLP, referred herein as “E&Y”

Please address the following comment:
•
It appears that Moore (QLD) either resigned, declined to stand for re-election or was dismissed, and that Moore (WA) was engaged as your independent registered public accounting firm for purpose of this proxy statement/prospectus. Please present all disclosures required by Item 14(j) of Form F-4 and Item 16F of Form 20-F for the removal of Moore (QLD) and engagement of Moore (WA). If our understanding is incorrect, please advise.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that, in June 2024, Sayona commenced a process to seek an independent auditor that would meet the expanded qualifications the Sayona board of directors deemed necessary (the “Audit Tender”), to wit, as a result of Sayona’s expanded operations across multiple geographies and jurisdictions, an auditor with a more global footprint (particularly in Québec where Sayona’s active mining operations are located) and French language capabilities, among other qualifications. Moore (QLD) did not meet the qualifications for the Audit Tender and, as a result, was not invited to participate in the Audit Tender. As a result of the Audit Tender process, the Sayona board of directors decided on November 12, 2024, in line with the recommendation from the Sayona Audit and Risk Committee, to select Ernst & Young (“Ernst & Young”), the Australian member firm of Ernst & Young Global Limited (of which Ernst & Young LLP is the U.S. member firm), as its independent auditor, subject to ASIC’s approval of the resignation of the then-current auditor Moore (QLD) and subject to shareholder approval at Sayona’s annual general meeting. Moore (QLD) submitted its resignation to ASIC to which ASIC provided its consent on November 25, 2024. Ernst & Young’s appointment was approved by Sayona’s shareholders at its annual general meeting on November 28, 2024. Following Ernst & Young’s approval by Sayona shareholders, Moore (QLD) submitted its resignation to the Sayona board of directors on December 2, 2024. Sayona advises the Staff that, as required under the Australian Corporations Act (and regulated by ASIC), an auditor may only cease to be an independent auditor of a company if it resigns or is dismissed at a general shareholder meeting, and as such, may not be unilaterally dismissed by a company. For more information on the process in Australia to change auditors, please see our response to Staff comment #7 below.
With regard to Moore (WA), Sayona advises the Staff that, since Moore (QLD) was the previous auditor of Sayona and was not registered with the Public Company Accounting Oversights Board (“PCAOB”), Sayona engaged Moore (WA), which is registered with the PCAOB, on October 10, 2024 to audit the financial statements of Sayona for the fiscal years to be included in the Registration Statement. Sayona also engaged Moore (WA) so that an audit firm registered with the PCAOB would deliver an opinion on such financial statements. Ernst & Young is the current independent auditor of Sayona as discussed further herein. Moore (WA) was only engaged for the purpose of auditing the financial statements of Sayona for the fiscal years included in the Registration Statement and delivering an audit opinion related thereto.
Sayona also advises the Staff that pages 293 and 294 of the Amended Registration Statement provide the disclosures responsive to Item 14(j) of Form F-4 and Item 16F of Form 20-F regarding Sayona’s change in independent auditor from Moore (QLD) to Ernst & Young.

•
Please tell us whether Moore (QLD) and Moore (WA) are related, and if so, how. We note on page 3 of your initial DRS filing on February 27, 2025 that they appear to be separate accounting firms since you disclose that “Moore Australia” refers to Moore Australia Audit (QLD) Pty Ltd, and, for periods prior to October 1, 2024, also refers to Nexia Brisbane Audit Pty Ltd. For the avoidance of doubt, such term does not refer to Moore Australia Audit (WA).”

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that the prior auditor of Sayona Mining Limited under the Australian Corporations Act, Nexia Brisbane Audit Pty Ltd (“Nexia”), became as of October 1, 2024, Moore Australia Audit (Qld) Pty Ltd, an independent member of the Moore Global Network of accounting firms. Moore (QLD) and Moore (WA) are independent accounting firms, with Moore (QLD) being a proprietary company in Australia and Moore (WA) a partnership in Australia. Both are independent members of the Moore Global Network of accounting firms.
•
The 4th paragraph in this section refers to the audit report of Moore (QLD) for the fiscal years ended June 30, 2024 and 2023. However, the audit report for these two fiscal years in the F-4 is from Moore (WA). Explain this inconsistency to us.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that the reference to the audit report of Moore (QLD) for the two years ended June 30, 2023 and 2024, conducted in its former capacity as Sayona’s independent auditor, is responsive to Item 14(j) of Form F-4 and Item 16F(a)(1)(ii) of Form 20-F. For clarity, Sayona has also revised the disclosure on page 294 of the Amended Registration Statement to separately refer to the audit report of Moore (WA) for the two years ended June 30, 2023 and 2024, which is included in the Registration Statement, in response to the Staff’s comment. For more information on the historical engagement of Moore (QLD) and the limited engagement of Moore (WA), please see our responses above.
•	Tell us whether Moore (QLD) previously audited Sayona’s financial statements for the year(s) ended June 30, 2024 and 2023. Also tell us whether Moore (QLD) is registered with the PCAOB.
RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that Moore (QLD) (previously Nexia) completed Sayona’s Australian Corporations Act audits for the two years ended June 30, 2023 and 2024. Moore (QLD) does not operate in the United States and is not a public accounting firm registered with the PCAOB. Moore (WA), an independent member of the Moore Global Network of accounting firms, is a public accounting firm registered with the PCAOB, and completed the audits of Sayona for the two years ended June 30, 2023 and 2024 included in the Registration Statement. For more information on the historical engagement of Moore (QLD) and the limited engagement of Moore (WA), please see our responses above.

•	Tell us which audit firm reviewed Sayona’s interim financial statements for the six months ended December 31, 2024.
RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that Ernst & Young, who was appointed as Sayona’s independent auditor in November 2024, reviewed Sayona’s interim financial statements for the six months ended December 31, 2024 as required by the Australian Corporation Act.
7.
You state that Sayona’s Board approved the engagement of E&Y on November 12, 2024, that your shareholders’ approved the appointment of E&Y at the annual meeting on November 28, 2024, and that and E&Y was appointed independent auditor under the Australian Corporation Act on December 2, 2024. However, you go on to state that E&Y has not been appointed as the independent public accounting firm of Sayona.

Please address the following comment:
•
Describe the process that Management and/or the Board of Directions must undertake to change auditors in Australia. In addition, explain the approval process required under the Australian Corporations Act and by the Australian Securities and Investments Commission.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that in Australia, an auditor may only cease to be an independent auditor of a company if it resigns or is dismissed at a general shareholder meeting. Specifically, the Australian Corporations Act and ASIC require, as applicable, either (i) in the case of a resignation, that (A) an application requesting permission to resign as an independent auditor be submitted to ASIC, (B) the independent auditor notifies the company of such application to ASIC and (C) ASIC, after reviewing the application, consents to such resignation of the independent auditor, or (ii) in the case of a removal, (A) a resolution be submitted at a general meeting of the company’s shareholders resolving to remove such auditor as the independent auditor of the company, (B) notice of such resolution has been given to the company at least 2 months before the meeting is held (unless the meeting has been called after the notice of intention has been given) and (C) once a resolution has passed at such shareholder meeting, a copy of the notice is provided to the independent auditor and is lodged with ASIC as soon as practicable thereafter.
With regard to appointment of a new auditor, the Australian Corporations Act and ASIC require, as applicable, that such proposed independent auditor must (i) be nominated by a member of the company and such notice must be distributed to each nominated auditor, each existing independent auditor of the company and each person entitled to receive notice of general meetings of the company (which must be given prior to the general meeting and is typically included with the general notice given to shareholders for the shareholders meeting), (ii) have its audit nomination approved by the shareholders at the general meeting and (iii) have the company submit such shareholder approval (as well as any approval by the board of directors) to ASIC for ASIC’s final approval of the removal of the previous auditor and consent to appointment of the new independent auditor.
For more information on the resignation of Moore (QLD) and the Audit Tender process Sayona undertook to appoint a new auditor (including the appointment of Ernst & Young), please see our response above in response to Comment #6.

•
Explain the distinction between Board approval of the engagement of E&Y, shareholder approval of E&Y, appointment of E&Y under the Australian Corporation Act, and appointment as the independent public accounting firm of Sayona.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that approval by Sayona’s board of directors of the engagement of Ernst & Young and shareholder approval of the appointment of Ernst & Young are both required before Ernst & Young may serve as the independent auditor of a company under the Australian Corporations Act. Both have been obtained and, as such, Ernst & Young has been appointed, and is currently engaged as, Sayona’s independent auditor. For more information on the process required and that was undertaken by Sayona in connection with appointment of an independent auditor, please see our responses above in this comment and in response to Comment #6. Additionally, Sayona advises the Staff that, while Ernst & Young is the independent auditor of Sayona for purposes of the Australia Corporations Act, Ernst & Young is still in the process of completing its U.S. independence procedures and, as such, is not the independent public accounting firm of Sayona for purposes of the PCAOB. Ernst & Young and Sayona expect that such independence procedures will be complete by June 30, 2025.
•	Discuss the timing of E&Y’s expected appointment and tell us when you expect to be required to present Item 16F of Form 20-F disclosures regarding change in registrants’ certifying accountant.
RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that, because Ernst & Young and Sayona expect that the U.S. independence procedures will be complete by June 30, 2025, Ernst & Young will be the independent public accounting firm of Sayona by June 30, 2025. Sayona also advises the Staff that pages 293 and 294 of the Amended Registration Statement provide the disclosures responsive to Item 14(j) of Form F-4 and Item 16F of Form 20-F regarding Sayona’s change in independent auditor from Moore (QLD) to Ernst & Young. For more information on the historical engagement of Moore (QLD) and the limited engagement of Moore (WA), please see our responses above.

•	Tell us whether you have communicated with E&Y subsequent to November 28, 2024.
RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has communicated with Ernst & Young subsequent to November 28, 2024, the date at which Ernst & Young was engaged as Sayona’s independent auditor, and confirms that Ernst & Young reviewed Sayona’s interim financial statements for the six months ended December 31, 2024 as required by the Australian Corporations Act. Ernst & Young has also communicated its Audit Plan to the Sayona Audit and Risk Committee, and commenced interim audit procedures as part of its audit for the year ended June 30, 2025, in accordance with the requirements of Australian Auditing Standards and the Australian Corporation Act. In addition, Ernst & Young has communicated with Sayona as part of its U.S. independence procedures.
Sayona Mining Limited Financial Statements
Report of Registered Public Accounting Firm, page F-11
8.
We note that you changed the audit report date from December 2, 2024 as presented in your initial DRS filing to April 11, 2025 in the current F-4 filing. Supplementally, tell us why the audit report date was changed.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that a change in the financial statements that was responsive to one of the previous comments of the Staff resulted in a reissuance of the audit opinion in connection with such revision.
* * * * *
If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Avner Bengera of Baker Botts L.L.P. at (212) 408-2521.
Very truly yours,

/s/	Lucas Dow
Lucas Dow Chief Executive Officer

cc:          Avner Bengera, Baker Botts L.L.P.